Exhibit 99.1

Aurinia Pharmaceuticals to Present at the Canaccord Genuity Rare Disease and Bio-Pharma One on One Day

VICTORIA, British Columbia--(BUSINESS WIRE)--January 29, 2016--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH / TSX:AUP) today announced that its President and CEO Stephen Zaruby will attend and discuss the corporate overview of the company at the Canaccord Genuity Rare Disease and Bio-Pharma One on One Day, taking place February 2nd, 2016 in New York at the Omni Berkshire Place Hotel.

Aurinia Presentation Details

Date: Tuesday, Feb 2nd, 2016
Time: 10:25 a.m. Eastern
Location: New York Omni Berkshire Place Hotel

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently collecting data in its 265 patient Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
Fax: 250-744-2498
mmartin@auriniapharma.com
or
Mr. Stephen W. Zaruby, 250-708-4293
Chief Executive Officer
Fax: 250-744-2498
szaruby@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Laura Welsh: lwelsh@renmarkfinancial.com
416-644-2020 or 514-939-3989